(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

For Period Ended: June 29, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Winn-Dixie Stores, Inc.

Full Name of Registrant

Former Name if Applicable

5050 Edgewood Ct.

Address of Principal Executive Office (Street and Number)

Jacksonville, FL 32254-3699

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On February 21, 2005, we filed a voluntary petition for reorganization under Chapter 11 of the federal bankruptcy laws in the United States Bankruptcy Court (the “Court”). In June 2005, we announced a plan to exit 326 stores and three distribution centers (“Restructure Plan”). In July 2005, the Court approved the sale of leasehold interests and fixed assets for some of the stores, with the remainder being liquidated. We are in the process of finalizing our annual financial statements, as well as the supporting documentation related thereto, including determining the impact from Hurricane Katrina on our operations. In addition, we are required to make our initial report on the assessment of the effectiveness of our internal control over financial reporting in the Form 10-K. Due to the Chapter 11 filing and the additional and critical demands that the filing has placed on the time and attention of our senior management, as well as the significant time and attention devoted to the Restructure Plan and the completion of the internal control assessment, we have been unable to complete all work necessary to timely file the annual report on Form 10-K without unreasonable effort or expense.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Bennett L. Nussbaum (Name)	904 (Area Code)	783-5000 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Changes in the subject Annual Report on Form 10-K from the corresponding period for the previous fiscal year are discussed below.

The subject Form 10-K is expected to reflect a loss from continuing operations of approximately $666.0 million for fiscal 2005 compared to $50.8 million for fiscal 2004. The loss is expected to include impairment charges of approximately $250.0 million compared to $35.0 million in the prior fiscal year and restructuring charges of $84.0 million compared to $9.0 million in the prior fiscal year. The net loss is expected to include a net gain from reorganization items of approximately $148.0 million for fiscal 2005 which includes primarily non-cash gains related to lease rejections. Reorganization items are due to our Chapter 11 filing and therefore did not exist in fiscal 2004. We expect income tax expense to be $190.0 million compared to a benefit of $36.7 million in the prior fiscal year resulting from a full valuation allowance on deferred tax assets in the second quarter of fiscal 2005.

We expect the report of our independent registered public accounting firm will contain an explanatory paragraph stating that significant matters exist concerning us that raise substantial doubt about our ability to continue as a going concern.

Winn-Dixie Stores, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date	September 12, 2005	By	/s/ BENNETT L. NUSSBAUM
Bennett L. Nussbaum Sr. Vice President and Chief Financial Officer